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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
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                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             LIFE TECHNOLOGIES, INC.
                            (NAME OF SUBJECT COMPANY)

                                 THOMAS W. SMITH
                               THOMAS N. TRYFOROS
                      PRESCOTT INTERNATIONAL PARTNERS, L.P.
                               PRESCOTT ASSOCIATES
                                 IDOYA PARTNERS
                         THOMAS W. SMITH AS TRUSTEE FOR
                    JACK MCKENZIE TRUST UNDER AGREEMENT DATED
               APRIL 12, 1992 AND FOR LEO CARROLL WOLFENSOHN TRUST
                       UNDER AGREEMENT DATED MARCH 9, 1994
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   53217 270 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                -----------------

                                 THOMAS W. SMITH
                               THOMAS N. TRYFOROS
                               323 RAILROAD AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 661-1200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                -----------------

                                 WITH A COPY TO:
                             JOEL I. GREENBERG, ESQ.
                             KAYE, SCHOLER, FIERMAN,
                               HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8201



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         This Amendment No. 1 on Schedule 14D-9/A (this "Statement") amends and restates in its entirety the Solicitation/Recommendation Statement on Schedule 14D-9 dated November 30, 1998 filed by Thomas W. Smith and Thomas N. Tryforos (the "Original Filing Persons") with respect to an unsolicited tender offer made by Dexter Corporation, a Connecticut corporation, and Dexter Acquisition Delaware, Inc., a Delaware corporation, to purchase all of the shares of common stock, par value $.01 per share, of Life Technologies, Inc., a Delaware corporation, outstanding and not owned by such entities. As indicated in Item 3, Prescott International Partners, L.P., a Delaware limited partnership, Prescott Associates, a New York limited partnership, Idoya Partners, a New York limited partnership, Thomas W. Smith as Trustee for Jack McKenzie Trust Under Agreement Dated April 12, 1992 and Thomas W. Smith as Trustee for Leo Carroll Wolfensohn Trust Under Agreement Dated March 9, 1994 (collectively the "Additional Filing Persons") have joined with the Original Filing Persons for the purposes of this Statement. The Original Filing Persons and the Additional Filing Persons are referred to herein collectively as the "Filing Persons."

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The name of the subject company is Life Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 9800 Medical Center Drive, Rockville, Maryland 20850. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

         This Statement relates to the unsolicited tender offer by Dexter Corporation, a Connecticut corporation ("Dexter"), and Dexter Acquisition Delaware, Inc., a Delaware corporation and a wholly owned subsidiary of Dexter (the "Purchaser"), to purchase all of the Shares currently outstanding and not owned directly or indirectly by the Purchaser or Dexter (the "Publicly Held Shares") at $39.125 per Share, net to the seller in cash (the "Revised Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 1998, as amended and supplemented by a Supplement thereto, dated December 7, 1998 (the "Offer to Purchase"), and in the related revised Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the "Dexter Offer"). The Dexter Offer is disclosed (a) in a Tender Offer Statement on
Schedule 14D-1, dated November 2, 1998, as amended by Amendment No. 1 on
Schedule 14D-1/A, dated November 5, 1998, Amendment No. 2 on Schedule 14D-1/A, dated November 12, 1998, Amendment No. 3 on Schedule 14D-1/A, dated November 23, 1998, Amendment No. 4 on Schedule 14D-1/A, dated December 2, 1998, Amendment No. 5 on Schedule 14D-1/A, dated December 7, 1998, and Amendment No. 6 on Schedule 14D-1/A, dated December 8, 1998 (as amended and supplemented from time to time, the "Schedule 14D-1"), and (b) in a Rule 13e-3 Transaction Statement on Schedule 13E-3, dated November 2, 1998, as amended by Amendment No. 1 on Schedule 13E-3/A, dated November 5, 1998, Amendment No. 2 on Schedule 13E-3/A,


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dated November 12, 1998, Amendment No. 3 on Schedule 13E-3/A, dated November 23,
1998, Amendment No. 4 on Schedule 13E-3/A, dated December 2, 1998, Amendment No. 5 on Schedule 13E-3/A, dated December 7, 1998, and Amendment No. 6 on Schedule 13E-3/A, dated December 8, 1998, which have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder
(the "Exchange Act"). As set forth in the Schedule 14D-1, the address of the principal executive offices of Dexter and the Purchaser is One Elm Street, Windsor Locks, Connecticut 06096.

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) The names and business address of the Original Filing Persons are Messrs. Thomas W. Smith and Thomas N. Tryforos, 323 Railroad Avenue, Greenwich, Connecticut 06830. The names of the Additional Filing Persons are Prescott International Partners, L.P., a Delaware limited partnership ("PIP"), Prescott Associates, a New York limited partnership ("PA"), Idoya Partners, a New York limited partnership ("IP"), Thomas W. Smith as Trustee for Jack McKenzie Trust Under Agreement Dated April 12, 1992 ("McKenzie Trust") and Thomas W. Smith as Trustee for Leo Carroll Wolfensohn Trust Under Agreement Dated March 9, 1994 ("Wolfensohn Trust"). The business address of the Additional Filing Persons is c/o Prescott Investors, Inc., 323 Railroad Avenue, Greenwich, Connecticut 06830.

                  PIP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 19,950 Shares, PA has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 331,650 Shares, and IP has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 405,000 Shares, in each case subject to the Group Agreement described in Item 8.

                  McKenzie Trust has sole power to vote and dispose of 150 Shares and Wolfensohn Trust has sole power to vote and dispose of 150 Shares, in each case subject to the Group Agreement described in Item 8.

                  Each of Messrs. Thomas W. Smith and Thomas N. Tryforos, due to his position as a general partner of PIP, PA and IP, has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 756,600 Shares, and Mr. Thomas W. Smith, due to his personal holdings and his position as Trustee of each of McKenzie Trust and Wolfensohn Trust, has sole power to vote and dispose of 70,300 Shares, in each case subject to the Group Agreement described in Item 8.

         (b) To the best knowledge of the Filing Persons, there is no contract, agreement, arrangement or understanding nor any actual or potential conflict of interest between the Filing Persons or their affiliates and: (1) the Company, its executive officers, directors or affiliates; or (2) Dexter or the Purchaser, its executive officers, directors or affiliates.



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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) The Filing Persons are not advising holders of the Publicly Held Shares whether to accept or reject the Dexter Offer or to take any other action with respect to the Dexter Offer.

         (b) The Filing Persons believe that the Revised Offer Price is inadequate and, accordingly, the Filing Persons (and, to the best knowledge of the Filing Persons, their affiliates) do not presently intend to tender their Shares pursuant to the Dexter Offer.

         The Filing Persons are long-term investors who have held substantially all of their investment in the Company since 1992 (or 1995 with respect to McKenzie Trust and Wolfensohn Trust) and who hold the Company's current management in high regard. The Filing Persons have visited and conferred with Company management many times and have visited various Company facilities. The Filing Persons believe that at the direction of current management the Company has made and incurred significant and appropriate capital investments and costs to improve the overall efficiency, quality, reputation and potential of the Company, including those (i) to expand and improve its international manufacturing capacity and research and development activities, (ii) to recruit and train its own international sales force and (iii) to build a new corporate headquarters and training facility to bring together various corporate activities. The Filing Persons believe the resulting potential for increasing per share free cash flow and earnings from the above and other corporate initiatives is not adequately reflected in the Revised Offer Price.

         The Filing Persons have also noted that the Company reported in its
Schedule 14D-9, filed with the Commission on November 16, 1998, as amended by Amendment No. 1 on Schedule 14D-9/A filed with the Commission on December 11, 1998 (the "Schedule 14D-9"), that the Special Committee of the Board of Directors of the Company (the "Special Committee")1 determined, after consultation with, and review of analyses prepared by its financial advisor, Goldman, Sachs & Co., that Dexter's July 7, 1998 proposal (the "Proposal") to acquire all of the then outstanding Publicly Held Shares at a price of $37 per Share in cash -- the same price as initially offered by Dexter and the Purchaser in the Dexter Offer -- would not adequately compensate the holders of Publicly Held Shares (the "Public Shareholders") for the inherent value of their Shares and consequently, the Special Committee was unwilling to recommend that the Public Shareholders accept the Proposal.2

--------

1 As reported in the Schedule 14D-9, the Company's Board of Directors appointed the Special Committee to evaluate the Proposal.

2 As reported in the Schedule 14D-1 and the Schedule 14D-9, on October 27, 1998, at a meeting of the Company's Board of Directors, the Special Committee informed the Company's Board of Directors that the Special Committee was not prepared to recommend the Proposal to the Public Shareholders. A representative of Dexter then disclosed to the Company's Board of Directors Dexter's withdrawal of the Proposal and its intention to commence the Dexter Offer. Following this disclosure, the Company's Board of Directors dissolved the Special Committee.


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         The Filing Persons have entered into an agreement with certain holders of the Publicly Held Shares. See Item 8.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         Neither the Filing Persons nor any person acting on their behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Dexter Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Filing Persons or, to the best of their knowledge, any affiliate of the Filing Persons.

         (b) The Filing Persons presently do not intend to tender their Shares pursuant to the Dexter Offer. Subject to the Group Agreement described in Item 8, the Filing Persons may hold their Shares or may attempt to dispose of their Shares in the open market, in privately negotiated transactions or otherwise.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) To the best knowledge of the Filing Persons, other than as described in the Schedule 14D-1 and the Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Dexter Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         See Item 3(a).

        On December 18, 1998, the Filing Persons entered into an agreement (the "Group Agreement") with International Specialty Products Inc., Bear, Stearns & Co. Inc., Frederick R. Adler Intangible Asset Management Trust, The Cohen Revocable Trust, A. Chang, York Capital Management, L.P.,


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JGD Management Corp., and York Investment Limited. Pursuant to the Group
Agreement, the Filing Persons agreed (a) for a period of six months from December 2, 1998 not to sell or otherwise dispose of any Shares (other than to another Filing Person) unless all of the other parties to the Group Agreement (other than York Capital Management, L.P., York Investment Limited and JGD Management Corp. (collectively, the "York Entities")) mutually agree, (b) to become a member of a "group" with the other parties to the Group Agreement for purposes of the filing with the Commission of a Schedule 13D under the Exchange Act and any required amendments thereto and (c) not to enter into any other contract, arrangement, understanding or relationship with any other person with respect to the Company's equity securities requiring disclosure under Section 13(d) of the Exchange Act for a period of six months from December 2, 1998 without the prior consent of the other parties to the Group Agreement (other than the York Entities). In addition, pursuant to the Group Agreement, each of the parties agreed (a) that the Filing Persons may participate, on a pro rata basis, in any sales or dispositions of the Shares by any of the other parties to the Group Agreement or any of their respective affiliates, on the same terms as those applicable to such other parties, and (b) to bear its own costs and expenses incurred in connection with its ownership of the Shares, the Group Agreement and any transactions entered into pursuant to the Group Agreement, provided that any expenses incurred by a party to the Group Agreement for the common benefit of all parties to the Group Agreement will be shared by the Filing Persons on a pro rata basis, subject to a $15,000 aggregate cap for the Filing Persons.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.





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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 1998



                                         /s/ Thomas W. Smith
                                         -------------------
                                             Thomas W. Smith


                                        /s/ Thomas N. Tryforos
                                        ----------------------
                                            Thomas N. Tryforos


                                        PRESCOTT INTERNATIONAL PARTNERS, L.P.

                                        By: /s/ Thomas W. Smith
                                            ------------------------------------
                                            Thomas W. Smith, General Partner

                                        By: /s/ Thomas N. Tryforos
                                            ------------------------------------
                                            Thomas N. Tryforos, General Partner

                                        PRESCOTT ASSOCIATES

                                        By: /s/ Thomas W. Smith
                                            ------------------------------------
                                            Thomas W. Smith, General Partner

                                        By: /s/ Thomas N. Tryforos
                                            ------------------------------------
                                            Thomas N. Tryforos, General Partner

                                        IDOYA PARTNERS

                                        By: /s/ Thomas W. Smith
                                            ------------------------------------
                                            Thomas W. Smith, General Partner

                                        By: /s/ Thomas N. Tryforos
                                            ------------------------------------
                                            Thomas N. Tryforos, General Partner




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                                        JACK MCKENZIE TRUST U/A DATED
                                        APRIL 12, 1992

                                        By: /s/ Thomas W. Smith
                                            ------------------------------------
                                            Thomas W. Smith, as Trustee


                                        LEO CARROLL WOLFENSOHN TRUST U/A
                                        DATED MARCH 9, 1994


                                        By: /s/ Thomas W. Smith
                                            ------------------------------------
                                            Thomas W. Smith, as Trustee






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